

Mail Stop 3561

November 14, 2017

Johan Aksel Bergendorff
Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.
471 McLaws Circle, Suite A
Williamsburg, Virginia 23185

> **Re:** **Tempus Applied Solutions Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-55534**

Dear Mr. Bergendorff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 39

1. We note that you concluded your disclosure controls and procedures (DCP) were effective while also concluding that your internal control over financial reporting (ICFR) was not effective due to a material weakness related to the lack of accounting personnel to adequately segregate duties. Please explain to us how you arrived at different conclusions in light of the existing material weakness. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as

to how you determined that the material weaknesses in your ICFR was not one of the components of ICFR that is also included in disclosure controls and procedures.

2. We note that management has conducted an evaluation of the effectiveness of ICFR as of December 31, 2016 based on the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K. Additionally, please revise your conclusion on effectiveness of ICFR to definitely state that it was not effective versus that it "may not have been consistently effective."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure